October 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comtech Telecommunications Corp. – Withdrawal of Registration Statement on Form S-4 (Registration No. 333-236840)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Comtech Telecommunications Corp., a Delaware corporation (the “Company”) respectfully requests the withdrawal of its Registration Statement on Form S-4 (File No. 333-236840), together with all amendments and exhibits thereto (collectively, the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on March 2, 2020, as amended on April 1, 2020, with such request to be approved effective as of the date hereof. The Registration Statement was declared effective by the Commission on April 3, 2020, and no securities have been sold or issued thereunder.

The Registration Statement registered the proposed offering of shares of the Company’s common stock to be issued in connection with a proposed business combination (the “Merger”) between the Company and Gilat Satellite Networks Ltd. (“Gilat”), a company organized under the laws of the State of Israel, pursuant to that certain Agreement and Plan of Merger, dated January 29, 2020 (the “Merger Agreement”). On October 5, 2020, the Company and Gilat announced the termination of the Merger Agreement. Accordingly, the Company will not proceed with the proposed offering of its common stock in connection with the Merger. Because the proposed offering of the securities registered under the Registration Statement will not occur, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Company requests that in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

We appreciate your assistance, and should you need any additional information, please feel free to contact our counsel, Robert Cantone of Proskauer Rose LLP at (212) 969-3235.

Very truly yours,

/s/ Michael D. Porcelain

Name: Michael D. Porcelain

Title: President and Chief Operating Officer

Comtech Telecommunications Corp.

cc:	Robert Cantone (Proskauer Rose LLP), Michael Ellis (Proskauer Rose LLP) and Daniel Forman (Proskauer Rose LLP)